NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR
JAPAN



                                    RWE AG
                          RECOMMENDED CASH OFFER FOR
                              INNOGY HOLDINGS PLC




          EXTENSION OF OFFER AND ANNOUNCEMENT OF LEVEL OF ACCEPTANCES

RWE AG ("RWE") announces that as at 3:00 p.m. (London time), 10:00 a.m. (New York City time) on Friday, 26 April 2002, the first closing date of the recommended cash offer (the "Offer") made by a wholly-owned subsidiary of RWE (the "Offeror") and (outside the United States) by Merrill Lynch International ("Merrill Lynch") on its behalf for the whole of the issued and to be issued share capital of Innogy Holdings plc ("Innogy"), including American Depositary Shares ("Innogy ADSs"), each representing 10 Innogy Shares, as set out in the offer document dated 28 March 2002 (the "Offer Document") valid acceptances of the Offer had been received in respect of securities representing 772,838,552 Innogy Shares. This represents in aggregate approximately 68.07 per cent. of Innogy's total issued share capital.

The Offer has now been extended and will remain open for acceptance until 3:00 p.m. (London time), 10:00 a.m. (New York City time) on Friday, 10 May 2002. RWE anticipates the timetable will be as follows:

         10 May 2002   Second closing date

         21 May 2002   Last date for Phase I clearance from European Commission

         24 May 2002*  Possible third closing date

* If RWE decide to extend the Offer on 10 May 2002.

Acceptance Forms not yet returned should be completed and returned in accordance with the instructions in the Offer Document and on the Acceptance Forms so as to be received as soon as possible and in any event by no later than 3:00 p.m. (London time), 10:00 a.m. (New York City time) on Friday, 10 May 2002. Any extensions of the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom, 8:00 a.m. (New York City time) in the United States on the business day following the day on which the Offer was due to expire.

Prior to the announcement of the Offer on 22 March 2002 the Offeror had received irrevocable undertakings to accept the Offer from Directors of Innogy in respect of 87,661 Innogy Shares held by them, representing approximately
0.0077 per cent. of Innogy's total issued share capital. Valid acceptances have been received in respect of all of these Innogy Shares, which have been included in the total level of acceptances referred to above.

Prior to the commencement of the offer period on 17 February 2002 (the "Offer Period"), Merrill Lynch and associates of Merrill Lynch (which are deemed to be acting in concert with RWE and the Offeror) held 114,212 Innogy ADSs, representing in aggregate approximately 0.0101 per cent. of Innogy's total issued share capital.

Since the commencement of the Offer Period but prior to the announcement of the Offer on 22 March 2002, Merrill Lynch and associates of Merrill Lynch (which are deemed to be acting in concert with RWE and the Offeror) acquired 498 Innogy Shares and 1,720 Innogy ADSs, representing in aggregate 0.0002 per cent. of Innogy's total issued share capital.

Subject to the Offer becoming or being declared wholly unconditional, holders of Innogy Securities who accept the Offer will receive 275 pence in cash for each Innogy Share and 2,750 pence in cash for each Innogy ADS. A Loan Note Alternative is available to eligible Innogy Shareholders as described in the Offer Document.

RWE also announces that on Friday, 19 April 2002, the Federal Trade Commission notified it that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was granted for the Offer. Termination of the Hart-Scott-Rodino waiting period satisfies one of the conditions of the Offer.

Save as disclosed in this announcement, neither RWE nor the Offeror nor any persons deemed to be acting in concert with RWE or the Offeror held any Innogy Shares (or rights over such shares) prior to the Offer Period and neither RWE nor the Offeror nor any persons deemed to be acting in concert with RWE or the Offeror since the commencement of the Offer Period have acquired or agreed to acquire any Innogy Shares (or rights over such shares).

Unless the context otherwise requires, defined terms used in this announcement shall have the meanings given to them in the Offer Document.

This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document, the Form of Acceptance and the Letter of Transmittal accompanying the Offer Document. RWE has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC. Free copies of those documents are available on the SEC's website at www.sec.gov. Holders of Innogy Securities are advised to read the Offer Document and the Tender Offer Statement because they contain important information.

The availability of the Offer to holders of Innogy Shares or Innogy ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Holders of Innogy Shares or Innogy ADSs who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

Unless otherwise determined by RWE and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, unless otherwise determined by RWE and permitted by applicable law and regulation, neither copies of this announcement nor any other documents related to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have the clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

Merrill Lynch is acting for RWE and the Offeror and for no one else in connection with the Offer and will not be responsible to anyone other than RWE and the Offeror for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer.

This press announcement contains certain "forward-looking" statements. These statements are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this announcement. The forward-looking statements contained in this announcement include statements about the feasibility and benefits of the acquisition of Innogy by the Offeror. Factors that would cause actual results to differ materially from those described in this announcement include: the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Innogy within the RWE Group or to realise synergies from such integration; costs related to the acquisition of Innogy; the economic environment of the industries in which RWE and Innogy operate; failure to retain Innogy management; regulatory change in the UK electricity, gas or water markets; change in the price of certain commodities including gas, coal and electricity; the general economic environment and other risk factors detailed in Innogy's filings with the SEC and in the material furnished to the SEC by RWE.

The Offer in the United States is made solely by the Offeror, and neither Merrill Lynch nor any of its affiliates is making the Offer in the United States.

END